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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Suying Li; Joel Parker; Nicholas Lamparski; Jacqueline Kaufman

	Madrid	Washington, D.C.

Re:	Winc, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 18, 2021
CIK No. 0001782627

Ladies and Gentlemen:

On behalf of our client, Winc, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Draft Registration Statement on Form S-1 (the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) on July 2, 2021 (the “Draft Submission”).

Amendment No. 2 reflects certain revisions to the Draft Submission in response to the comment letter from the staff of the Commission (the “Staff”) to Geoffrey McFarlane, the Company’s Chief Executive Officer, dated September 3, 2021. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company.

Prospectus Summary

Winc: We Bring Everyone to the Table, page 1

1.	Please balance your disclosure by addressing the impact of COVID-19 on your growth, if applicable. In this regard, we note your disclosure elsewhere in this filing that you have “experienced a significant increase in DTC demand due to changes to consumer behaviors resulting from the various stay-at-home and restaurant restriction orders . . . in response to the COVID-19 pandemic.”

September 13, 2021

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 11, 12, 15, 115, 116, 117 and 119 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impact of COVID-19, page 86

2.	We note your response to comment 3, and that you do not believe you can reasonably estimate the quantitative negative impact that the COVID-19 pandemic has had on your wholesale sales. Given that the pandemic began affecting your operations in March 2020, please tell us why you are unable to quantitatively assess the impact of the pandemic on your wholesale sales for the periods presented in your registration statement. Consider the staff’s guidance, CF Disclosure Guidance: Topics No. 9 and 9A.

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 86 of Amendment No. 2. The Company respectfully advises the Staff that, although it is difficult to assess the quantitative impact of the COVID-19 pandemic on the wholesale channel as a whole with certainty, it has revised the disclosure to provide management's approximation of the impact on on-premise wholesale net sales for the periods presented. The Company reasonably quantified on-premise wholesale net revenues by comparing wholesale net revenues from restaurants and bars during the year ended December 31, 2020 to the year ended December 31, 2019. Wholesale net revenues from restaurants and bars were $1.2 million lower during the year ended December 31, 2020.

3.	We note your disclosure that you “have not seen the DTC consumers acquired during the various stay-at-home orders behave in a materially different manner than those consumers acquired prior to the COVID-19 pandemic, indicative of a more permanent shift in consumer behavior.” To provide context for this disclosure, please disclose, if known, the manner in which the DTC consumers acquired during the various stay-at-home orders have behaved as compared to those consumers acquired prior to the pandemic, disclose data that otherwise supports your disclosure, or revise to say this is management’s belief.

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 86 of Amendment No. 2 to explain that it is management’s belief that the accelerated adoption of DTC is a permanent shift in consumer behavior.

Key Factors Affecting Our Performance and Growth, page 87

4.	We note that the increase in DTC net revenues from 2019 to 2020 was a significant factor contributing to your increase in net revenues for the same period. We also note that the increase in wholesale net revenues for the six months ended June 30, 2021 was a significant factor contributing to your increase in net revenues for the same period. Please explain whether a 85.1% year-over-year increase in DTC net revenues and a 90% period-over-period increase in wholesale net revenues is in line with your historical rate of revenue growth from prior periods, or whether such an increase is limited to these periods. Please disclose whether you believe these increases are trends that you expect to continue in future periods. Please also indicate whether you expect that your DTC net revenues and wholesale net revenues will remain at the current level if COVID-19 restrictions are lifted.

September 13, 2021

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 87 of Amendment No. 2.

Results of Operations

Comparison of the Six Months Ended June 30, 2021 and 2020, page 92

5.	Please revise your results of operations discussion to quantify the COVID-19 pandemic’s impact on your revenues and any COVID-related costs incurred during the six months ended June 30, 2021. In this regard, your current disclosure on page 86 that you believe your wholesale net revenues growth rate was impaired from 2019 to 2020 due to the pandemic and wholesale net revenues will be a source of growth for you “as quarantine restrictions are lifted,” suggests that the 90% increase in wholesale net revenues for the aforementioned period is due, at least in part, to the impact of COVID. To the extent applicable, please also make conforming changes to the disclosure in your “Impact of COVID-19” section on page 86.

Response:

Wholesale Revenues

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 86 and 121 of Amendment No. 2 to remove the disclosure regarding anticipated growth in wholesale net revenues as quarantine restrictions are lifted.

The Company respectfully advises the Staff that the COVID-19 pandemic did not materially affect the fluctuation in wholesale net revenues or wholesale cost of revenues for the year ended December 31, 2020 or between the six months ended June 30, 2020 and June 30, 2021. The wholesale net revenues fluctuation between the six months ended June 30, 2021 and 2020 was primarily due to the growth in retail accounts, such as grocery stores, established through distributor relationships, rather than the lifting of COVID-19 restrictions for dining at restaurants, bars and other similar venues.

DTC Revenues

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 92 of Amendment No. 2 to address the impact of the COVID-19 pandemic on DTC net revenues for the six months ended June 30, 2021 as compared to June 30, 2020.

The Company respectfully advises the Staff that the COVID-19 pandemic did not materially affect the fluctuation in DTC cost of revenues between the six months ended June 30, 2020 and June 30, 2021.

September 13, 2021

Wholesale Cost of Revenues, page 92

6.	You state that the increase in wholesale cost of revenues was entirely attributable to the increase in wholesale net revenues for the period. The wholesale net revenue increase of 90%, period to period, does not appear correlated to the wholesale cost of revenue increase of 59.3%. Please revise to discuss the comparative changes in the wholesale cost of revenue as a percentage of wholesale net revenue or explain the percentage increase variance. Please also revise your comparison of the years ended December 31, 2020 and 2019, accordingly.

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 93 of Amendment No. 2 to include expanded discussion of the changes in wholesale cost of revenues for the six months ended June 30, 2021 and 2020, and has revised the disclosure on page 94 of Amendment No. 2 to address changes in wholesale cost of revenues for the years ended December 31, 2020 and 2019.

Business

Growth Strategies, page 114

7.	You acknowledge the risk elsewhere that your ability to grow your DTC segment may be hindered by the continued effects of the COVID-19 pandemic “[i]f remote work conditions end, more public venues reopen and consumers spend less time at home.” Revise to acknowledge as much where you discuss your intent to grow your DTC segment.

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 115 of Amendment No. 2.

Principal Stockholders, page 152

8.	We note your amended disclosure in response to comment 9, and reissue the comment. Please revise your disclosure to identify each individual member on the committee of Sake Ventures, LLC and Rice Wine Ventures, LLC, which you state are responsible for the “[v]oting and disposition decisions” at Cool Japan Fund Inc. In the alternative, tell us why you believe that such individuals are not deemed to be the beneficial owner of the shares.

September 13, 2021

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 153 of Amendment No. 2.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me by telephone at (714) 755-8008 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Drew Capurro
Drew Capurro
of LATHAM & WATKINS LLP

cc:	Geoffrey McFarlane, Winc, Inc.
Matthew Thelen, Winc, Inc.
Brian Cuneo, Latham & Watkins LLP
B. Shayne Kennedy, Latham & Watkins LLP
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP
Pedro J. Bermeo, Davis Polk & Wardwell LLP